David C. Fischer Partner 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4827 Main 212.407.4000 Fax 212.214.0686 dfischer@loeb.com

August 16, 2007

Ade Heliger, Esq. Office of Mergers & Acquisitions, United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	AVP, Inc.
Amended Schedule 13E-3
File No. 005-79737
Filed July 5, 2007

Revised Preliminary Proxy Statement on Schedule 14A
Filed July 5, 2007
File No. 000-26454

Dear Mr. Heliger:

We are submitting, on behalf of AVP, Inc. (the "Company"), its responses to the comment letter from the Division of Corporation Finance, dated July 18, 2007 (the “Staff’s Letter”), relating to the filing of the Company's amended preliminary proxy materials. To facilitate your review of this submission, we have restated and responded to each of the comments set forth in the Staff’s Letter. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff Letter and are filed together with the Company's revised preliminary proxy statement (the "Revised Proxy Statement"), amending the previous proxy statement, filed on July 5, 2007.

By copy of this letter, we are providing the Staff three hard copies of the Revised Proxy Statement, marked to show changes, indicating to which comment each change corresponds.

Amended Schedule 13E-3

1.    We note your response to comment 1, in which you state that Mr. Binkow has not decided whether he will roll over his equity position. Please tell us how Mr. Binkow could rollover his shares, Unlike Mr. Amato, it does not appear that Mr. Binkow has entered into a subscription and contribution agreement for his AVP shares. If, however, Mr. Binkow has entered into a similar agreement, whether written or oral, please describe it in an appropriate location of the proxy statement and include Mr. Binkow as a filing person in the Schedule 13E-3, whether he has made a decision regarding his rollover or not.

Los Angeles New York Chicago Nashville www.loeb.com

A limited liability partnership including professional corporations

Ade Heliger, Esq. SEC August 16, 2007

Response to Comment 1:

Mr. Binkow has not entered into any subscription or contribution agreement for his AVP shares and, therefore, cannot roll over his equity position.

Revised Proxy Statement

Cover Letter

2.    We note your response to comment 6 and we reissue it. Note that Item 1014(a) of Regulation M-A requires each filing person to make a determination as to unaffiliated security holders separately, not as part of all security holders. The latter group includes affiliated security holders who have different interests in the transaction than the unaffiliated security holders. Also, please clarify throughout the proxy statement that the fairness determination was made as to both substantive and procedural fairness.

Response to Comment 2:

This comment has been complied with on the cover page and pages 4, 5, 9 and 14, at the indicated locations.

Special Factors

Background of the Merger

3.    We note the revisions made in response to comment 8 in this section. Please revise your disclosure to provide more complete disclosure of Jefferies' activities in connection with the "go shop/no shop" provision. For example, did any of the parties contacted express any indication of interest, even if it was not documented in an acquisition proposal? If so, disclose the reasons those indications of interest failed to result in a formal proposal. What type of bidder was contacted? When did Jefferies report to the special committee the results of its search?

Response to Comment 3:

This comment has been complied with on page 13, at the indicated location.

4.    We reissue comment 14. Disclose the following, for example: when did Mr. Armato's legal advisors negotiate the voting agreement? What consideration was offered in the draft agreement received from the Shamrock entities on January 10, 2007? When did Mr. Painter speak with Mr. LaSalle and Mr. Armato? When did he report his communications to the remaining members of the special committee? Who determined to make a counteroffer to Shamrock at $1.30 per share of common stock? When and how was this proposed price determined? Why was the initial structure proposed (tender offer followed by a merger) disregarded? What discussion, if any, was held regarding the reduction in the length of the go-shop period proposed by the Shamrock entities?.

Ade Heliger, Esq. SEC August 16, 2007

Response to Comment 4:

This comment has been complied with on pages 12 and 13, at the indicated locations. Although the Company cannot describe all discussion between the parties in detail, the disclosure sets forth all material aspects of the negotiations.

5.    Please disclose the lack of negotiations regarding the preferred stock.

Response to Comment 5:

This comment has been complied with on page 12, at the indicated location.

6.    Please explain the term "fiduciary out" as used in the description of the voting agreement between Mr. Armato and the Shamrock entities.

Response to Comment 6:

This comment has been complied with on page 12, at the indicated location.

7.    We note your response to comment 15. While your disclosure states that the special committee was the only entity to negotiate with Shamrock, it appears that Mr. Painter was the only person negotiating with Shamrock. If this is correct, please clarify the description of the committee's duties accordingly.

Response to Comment 7:

This comment has been complied with on page 12, at the indicated location.

Recommendations of the Special Committee and Our Board of Directors

8.    Please revise this section's heading, and others as necessary, to indicate that the section contains disclosure required of Mr. Armato as a filing person.

Response to Comment 8:

This comment has been complied with on pages 14 and 29, at the indicated locations.

Reasons for the Special Committee's Determination

9.    Please clarify the meaning of the revision made in response to comment 22. Also, please ensure that your revised disclosure does not address the previous comment "generally."

Response to Comment 9:

This comment has been complied with on pages 5 and 14 at the indicated locations.

Ade Heliger, Esq. SEC August 16, 2007

Opinion of Jefferies & Company, Inc.

10.   We note your response to comment 35. Please describe how the incentive fee would be calculated.

Response to Comment 10:

This comment has been complied with on page 25, at the indicated location.

Position of Shamrock, Holdings, and Acquisition as to Fairness

11.   Revise your disclosure to disclose whether these filing persons made a determination of both substantive and procedural fairness. See Item 1014 of Regulation M-A.

Response to Comment 11:

This comment has been complied with on page 30, at the indicated location.

12.   Expand the disclosure in the first bullet point. For example, what is AVP's going concern value and how did these filing persons measure it and determined that the consideration being paid was favorable? What about AVP's historical share prices allowed these filing persons to count this as a factor supporting their fairness determination?

Response to Comment 12:

The first bullet point has been deleted, as the Company's going concern value was not a factor in Shamrock's determination of substantive and procedural fairness."

Financing of the Merger

13.   We note the revisions made in response to comment 3. Please revise your disclosure to "reasonably itemize" your expenses. Provide a breakdown, for example, between legal fees and financial advice fees. Also, fill in the apparent blanks in this section.

Response to Comment 13:

This comment has been complied with on page 34, at the indicated location.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4827.

Cordially,

/s/ David C. Fischer

David C. Fischer